Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2009,
Emisphere Technologies, Inc.. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Emisphere Technologies, Inc. (the Company), effective at the open of business on July 13, 2009. Based on a review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Rule 4310(c)(3)(B). The Company was notified of the Staffs determination on October 21, 2008. On November 21,
2008, after review of the Companys compliance plan, staff notified the Company that its shares would be delisted unless it requested a hearing. On November 25, 2008, the Company excercised its right to appeal the Exchange Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 4805. Upon review of the information provided by the Company, the Panel determined to grant an extension to the Company until May 20, 2009. The Company did not regain compliance with the listing rules by May 20, and on May 21, 2009, the Panel issued a decision to suspend and delist the Companys securities, effective at the open of business May 26, 2009. On May 22, 2009, the Nasdaq Listing and Hearing Review Council
(Council) notified the Company that it had determined to call for review the May 21, 2009 Panel decision pursuant to Rule 5820(b) and stay any delisting.
On June 5, 2009, the Council notified the Company that it had withdrawn its call for review pursuant to Rule 5820(b).